Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ELEVATE.MONEY REIT I, INC.

SUPPLEMENT NO. 3 DATED JULY 19, 2022

TO

OFFERING CIRCULAR AUGUST 6, 2021

This document supplements, and should be read in conjunction with, the offering circular of Elevate.Money REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated August 6, 2021 (the “Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1819088/000110465921101647/tm2124453d1_253g2.htm

The purpose of this supplement is to update the disclosures in the Offering Circular with respect to “Property Acquisitions”.

Property Under Contract

On June 10, 2022, Elevate.Money REIT I, Inc. (the “Company”) entered into a contract with Pops Mart Fuels, LLC, a North Carolina LLC to purchase a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”). The Company anticipates consummating the purchase of the South Carolina Shell Property later in July, subject to customary due diligence and closing contingencies. The purchase price for the South Carolina Shell Property is approximately $1.9 million, exclusive of closing costs. The Company anticipates financing the purchase with proceeds from the offering of its common stock pursuant to Regulation A, a possible draw on the Company’s acquisition line of credit provided by its Advisor, Elevate.Money, Inc., in an amount (if any) determined shortly before the close of escrow, and a short term secured bridge loan from Dew Claw, LLC, a Nevada limited liability company in the amount of $1.36 million, which the Company intends to replace with a permanent loan prior to year-end 2022. The bridge loan will bear interest at a rate of 7.0% per annum, and have an exit fee equal to 0.125% of the loan balance for each month that the bridge loan is outstanding. The bridge loan will mature twelve months after its funding date (close of escrow). Advances under the line of credit from our Advisor, if any, would bear interest at the rate of 6% per annum on a cumulative, non-compounded basis, and are repayable on March 11, 2023. The purchase will be completed through a limited liability company, wholly-owned by the Company, formed as a special purpose acquisition vehicle for purposes of the acquisition.

The South Carolina Shell Property is currently operated by Pops Mart Fuels, LLC, a seasoned owner and operator of Shell-branded fuel stations and convenience stores. The property houses 12 multi-product fuel dispensers along with a convenience store that is currently undergoing a remodel by the operator. Upon closing, the Company anticipates executing a new 20-year absolute triple net lease with Pops Mart Fuels, LLC with respect to the South Carolina Shell Property, which includes a 1.5% annual rent increase and four 5-year options for renewal. The aggregate annual base rent under the lease will initially be $116,668.

The South Carolina Shell Property had a Underground Storage Tank (UST) leak detected in 1989, which led to the offending tanks being removed and replaced in 1997. The South Carolina Shell Property has been monitored since then, and the Company expects that it will receive a “Conditional No Further Action” letter from the South Carolina Health and Environmental Control during its ownership. The Company also intends to obtain specific UST insurance for the South Carolina Shell Property.

Safe Harbor Statement

This offering supplement contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.